Exhibit 99.2

GEOLOGICAL SUMMARY REPORT

on the

SUNSET PROPERTY

Latitude: 49degrees 53' 04" N
Longitude: 120degrees 12' 15" W
UTM: 092H090

Nicola and Similkameen Mining Divisions
British Columbia, Canada

for:

EAGLE RIVER MINING CORP.
950 - 789 West Pender Street
Vancouver, BC
Canada V6C 1H2

by:

Stephen Kenwood, P. Geo.
2073 149th Street
Surrey, BC
Canada V4A 8L4

Date:
October 13, 2002

TABLE OF CONTENTS
1.0	Summary	1

2.0	Introduction	1
2.1	Terms of Reference	1
2.2	Location, Access and Property Description	1
2.3	Physiography, Climate and Infrastructure	2
2.4	Exploration History	3

3.0	Regional Geology	3

4.0	Property Geology and Mineralization	4
4.1	Mineral Potential	5

5.0	Recommendations	5
5.1	Exploration Program Recommendations	5
5.2	Exploration Budget Estimate	6

6.0	References	7

7.0	Certificate	8

List of Figures following page

1 - Location Map   2

2 - Claim Map   3

3 - Regional Geology   5

1.0  Summary

The Sunset property comprises two mineral claims covering an area totalling 10 square kilometres that is located in the Nicola and Similkameen Mining Divisions, approximately 40 kilometres west of the city of Kelowna, British Columbia.

The claim is underlain by Nicola Group volcanic and sedimentary rocks in contact to the east with a granodiorite batholith. Previous work in the area has identified several narrow gold veins demonstrating the gold potential of the area. The property was chosen for its potential to host precious metal mineralization, primarily gold.

Two gold and silver showings are known to exist on the property and extensive work by other companies in the region have resulted in the discovery of relatively significant precious metal resources. The Company plans to perform a modern exploration program over a relatively large area that is covered by the Company's claims; recent exploration in the immediate area of the property has been on a very limited scale.

An exploration program including reconnaissance mapping and prospecting, geophysics and geochemical sampling is recommended to assess the known mineralized showings. Further programs of trenching and drilling are recommended contingent on favourable results of each preceding exploration phase. The first phase exploration program has been budgeted at US$38,000 while the second phase program is estimated to cost a total of US$100,000.

2.0  Introduction

2.1  Terms of Reference

This Report was prepared at the request of the directors of Eagle River Mining Corp. The report reviews the geology of the Sunset property and makes recommendations for exploration. A two phase exploration program with an estimated cost of US$138,000 is recommended. The information contained in this report is derived from all published sources available to the author. The author has not visited the property. Pertinent information regarding the extent and character of ownership as set out in Section 2.2 was supplied by Eagle River Mining Corp. and it's representatives and is regarded as factual. Such information was not independently verified as it is beyond the scope of this report. This report has been prepared for the exclusive use of Eagle River Mining Corp., and shall not be reproduced, distributed or made available to any other persons or companies without the knowledge and written consent of the author.

2.2  Location, Access and Property Description

The Sunset property comprises two 4-post mineral claims encompassing a total area of 1,000 hectares (2,470 acres). The property is located approximately 50 kilometres west-southwest of Kelowna, British Columbia and 10 kilometres west of the formerly producing Brenda copper-molybdenum mine. Road access to the property is available from Highway 97C via the Sunset Main Forestry access roads. The property is within the Nicola and Similkameen Mining Divisions, covered by NTS map sheets 092H090 and is centred at latitude 49 degrees 53' 04" north and longitude 120 degrees 12' 15" west (Figure 1).

A table of claim names, claim size, tag numbers, tenure numbers and anniversary dates is presented below.

Table 1: Claim Data Summary

Claim Name	UNITS (Hectares)	Tag Number	Tenure Number	Expiry Date
SUN	20 (500 ha.)	244579	396864	October 6, 2003
SET	20 (500 ha.)	244580	396865	October 6, 2003

All of the claims are 100% owned by Rod Husband, a director of Eagle River Mining Corp. and are held in trust by the Company. Specifics of claim ownership are beyond the scope of this report. The claims have not been subject to a legal survey. The surface rights belong to the Crown (government). To the extent known by the author, there are no encumbrances, liens, or back-in clauses to which the Sunset Property is subject.

In order to maintain the claims the holder must either record the exploration and development work carried out on that claim during the current anniversary year or pay cash in lieu. During the first three years of a claims existence, the cash in lieu amount is CAD$100 per unit with an additional $10 per unit recording fee; the cash in lieu amount increases to $200 per unit after the third year. Work performed must equal or exceed the minimum specified value per unit; excess value of work in one year can be applied to cover work requirements on the claim for additional years.

Permits are required by the government of British Columbia for mineral exploration activities that involve surface disturbance. As the initial recommended exploration activities for the Sunset property involve little or no surface disturbance, permits are not required at this stage.

2.3 Physiography, Climate and Infrastructure

The Sunset property is situated on the Okanagan Plateau of south central British Columbia. The typical topography here is gently rolling, with rounded ridge tops and deeply incised dendritic stream valleys. The claims lie at elevations ranging from 1,400 metres (4,593 feet) above sea level in the southeast corner, to a high of 1,568 metres (5,145 feet) in the west-central portion of the property. The forest vegetation on the property consists of mainly fir, pine, spruce and aspen, some of which has been harvested by logging.

The climate is characterised by relatively low precipitation with temperatures ranging from minus 20degrees Celsius in the winter to over 30degrees Celsius in the summer. The summer months are generally dry, while a snow pack of up to two metres (6.5 feet) may accumulate during the winter. The property is easily accessible from late May to late November, although some work such as geophysical surveys and drilling could take place year round.

The Sunset Property is accessed by a network of good gravel logging roads. The city of Kelowna lies 50 kilometres to the east-northeast. It is the major service centre for the Okanagan Valley region. Provincial highways, rail freight lines, and an airport serve the city. Sufficient equipment, service suppliers and exploration personnel can be obtained in Kelowna.

Power is readily available from nearby transmission lines running to the formerly producing Brenda mine. Water in sufficient quantities for drilling is available from nearby streams and lakes.

2.4  Exploration History

The area of the Sunset property has been explored for copper and molybdenum deposits during the late 1960's and early 1970's during the exploration and development of the Brenda deposit. The Brenda mine milled 177 million tonnes of ore grading 0.169% copper and 0.043% molybdenum during the period 1970 to 1990.

Prospecting and reconnaissance sampling carried out by Fairfield Minerals Ltd., from 1986 to 1990 revealed gold mineralization hosted by quartz veins or sulphide skarn pods (Rowe, 1992). From 1990 to 1995, Fairfield conducted soil geochemistry, stream sediment sampling, prospecting and geological mapping in an extensive area that included the Sunset property. Numerous elevated gold values were returned from these programs.

Trenching during 1994 at one of the showings near Brenda Lake, to the east of the Sunset property uncovered gold-quartz veins from which a 65 centimetre continuous chip sample assayed 48.0 grams per tonne (1.4 oz/ton) gold. Five short holes totalling 124 metres were diamond drilled at this showing in 1995 but no significant gold mineralization was encountered.

3.0  Regional Geology

The Sunset property lies within the Intermontane Belt of the Canadian Cordillera. The area is mainly underlain by westerly younging, Upper Triassic sedimentary and volcaniclastic rocks of the Nicola Group. These are intruded by plutonic rocks of the Early Jurassic Pennask batholith. The most recent regional geological mapping in the area was conducted by Dawson and Ray during 1987 (Dawson and Ray, 1988).

The oldest rocks in the area, informally called the Peachland Creek formation, are divided into an older, predominately mafic tuffaceous and volcanic unit (Unit 1) to the east and a more felsic suite of dacitic ash tuffs, flows and subvolcanic intrusions (Unit 2).

The Peachland Creek formation is overlain to the west by the predominately sedimentary Stemwinder Mountain formation. In the area of the Sunset claims this formation is divisible into three main units. At the base is a locally developed, thin horizon of polymictic conglomerate (Unit 3) containing angular clasts of limestone, marble, siltstone, argillite, chert and andesitic volcanic rocks set within a tuffaceous matrix. This is overlain by a thicker sequence of black, limy argillites and siltstones interbedded with thin (< 10 metres) layers of black, gritty limestone and locally conglomerates (Unit 4). The top of the Stemwinder Mountain formation is characterised by a thick, monotonous sequence of black argillite with lesser amounts of siltsone, tuffaceous siltsone and tuff (Unit 5). Unlike Unit 4, this argillite sequence contains no limestone horizons.

The youngest rocks in the Nicola Group are the Whistle Creek formation (Unit 6) which consist primarily of bedded to massive, amphibole and pyroxene bearing ash and lapilli tuffs of andesitic composition as well as some tuffaceous siltstone and argillite.

The Nicola Group rocks are intruded by small bodies of unknown age (Unit 7) ranging in composition from diorite through quartz diorite to granodiorite. The Pennask batholith (Unit 9) is believed to be Early Jurassic in age, is massive to weakly foliated and ranges in composition from quartz diorite to granodiorite.

To the west of the property area, the Hidden Lake stock (Unit 8) is comprised of a massive hornblende-bearing granodiorite.

To the north of the property area, the Princeton Group comprises maroon coloured volcanic flows with rare interbedded arkosic sandstone (Unit 11) which are overlain by flat-lying to gently dipping, bedded, grey dust tuffs Unit 12).

4.0  Property Geology and Mineralization

Much of the property is covered by glacial drift. Outcrops are essentially restricted to roadcuts, ridge tops and stream gullies.

The property is underlain by volcanic and sedimentary rocks of the Nicola Group and by Middle Jurassic granites and granodiorites of the Osprey Lake batholith. The contact between these units trends northeasterly across the property. Early Tertiary feldspar porphyry stocks and dikes of the Otter intrusions occur throughout the property. Mapping by Dawson and Ray show a north-northeast striking, west-northwest dipping succession of andesitic flows and tuffs of the Peachland Creek formation and argillites and limy argillites of the Stemwinder Formation.

The main types of alteration recognized in the granitic rocks throughout the property are propylitic, argillic, sericitic, potassium feldspar stable phyllic, phyllic, advanced argillic and silicic. Locally, potassic alteration, skarnification and silicification are evident, but are relatively minor and do not appear to be related to mineralization.

A regional program undertaken by Kingsvale Resources Inc. in 1991 resulted in the discovery of two precious metal showings on the Sunset property. The first is a thin, drusy quartz vein that cuts coarse-grained, feldspar megacrystic granite of the Middle Jurassic Osprey Lake batholith. The vein is mineralized with scattered blebs of pyrite and chalcopyrite. A selected sample analysed 0.41 gram per tonne gold and 7.8 grams per tonne silver. Gold-silver mineralization on the Elk property is hosted primarily by pyritic quartz veins and stringers in altered pyritic granite and, less frequently, volcanic rocks. Crosscutting relationships indicate that the veins are Tertiary in age; they may be related to Tertiary Otter intrusive events.

A shear zone, 70 centimetres wide, cuts coarse-grained, phyllic altered granite of the Middle Jurassic Osprey Lake batholith, near an andesitic dike. A pyritic quartz-calcite vein/breccia is associated with the shear zone. A series of selected chips from the vein yielded 0.44 gram per tonne gold and 10.6 grams per tonne silver (Assessment Report 21922).

4.1  Mineral Potential

At Fairfield Minerals Ltd. Elk property, located within 5 kilometres of the Sunset claim, Fairfield has identified a resource of 121,350 tonnes (133,728 tons) grading 25.4 grams per tonne gold (0.74 ounces per ton) and 35.3 grams per tonne silver (1.03 ounces per ton) (Minfile 092HNE096). Gold occurs in veins measuring 5-70 centimetres wide, hosted by a zone of strongly sericitic altered granite and, in the west, volcanic rocks. In general, the mineralized zone trends east-northeast with southerly dips from 20-80 degrees (from east to west), and appears to be related to minor shearing. Quartz veining occurs in a number of parallel to subparallel zones.

During the late 1980's and early 1990's Fairfield Minerals Ltd. conducted regional gold exploration programs in the general area and identified several narrow gold rich veins demonstrating the gold potential of the area.

5.0  Recommendations

5.1  Exploration Program Recommendations

It is recommended that further exploration work be undertaken on the Sunset Property to assess its potential to host high grade gold mineralization within quartz (+ sulphide) veins and/or shear zones. Only cursory exploration has been done on the Sunset property, which is in close proximity to Fairfield Mineral's Siwash high grade gold deposit. The showings on the Sunset property indicate a similar geological model; mineralization at the Siwash deposit is hosted in thin quartz-sulphide veins that crosscut well altered intrusive rocks and, to a lesser extent, volcanic rocks. A number of zones on the Fairfield controlled property contain sections of parallel veining.

A phased program of exploration activities should be undertaken, with a goal of generating and prioritising targets to test by trenching or drilling. Initial exploration activities (grid establishment, geological mapping, soil sampling, geophysical surveys) do not involve ground disturbance and will not require a work permit. Any follow-up trenching and/or drilling will require permits, applications for which should be submitted well in advance of the planned work.

Phase I:

The first phase of exploration should be a thorough assessment of the known showings along with basic prospecting and geological outcrop mapping to be undertaken while soil geochemical and geophysical grid work is performed. The primary target is high grade precious metal vein-type mineralization; a second target to consider would be a porphyry style of copper-molybdenum mineralization given the relative proximity to the Brenda Mine to the east.

Phase II:

The makeup of the second phase of exploration will be contingent on the first phase and will serve to build on successful results from the first phase. It is expected that detailed geological mapping will be completed on the property as well as mechanical trenching and diamond drilling to test the extent of significant outcrop and geochemical/geophysical anomalies.

5.2  Exploration Budget Estimate

All figures in US$

Phase One:
Personnel
Mapping, Sampling, Prospecting: Project Geologist 20 days @ $225.00/day
Assistant Geologist - 15 days @ $175/day
2 Field assistants 15 days @ $125.00/day each	$10,875
Linecutting/Grid Establishment	2,500
Geophysics	5,000
Camp and Support Costs - 60 man days @ $60	3,600
Assaying - 50 rock samples @ $20.00	1,000
250 soil samples @ $10.00	2,500
Truck Rental/Fuel	2,500
Field Supplies/Equipment Rental	1,500
Report	5,000
Sub Total	$34,475
10% Contingency Fee	$3,448
Total	$37,923
say	$38,000

Phase Two (contingent on results from Phase One):
Personnel - Detailed mapping, field supervision:
Project Geologist 25 days @ $225
Geologist: 25 days @ $175
2 Field Assistants: 25 days @ $125	$16,250
Mechanical Trenching - 50 hours @ $60	$3,000
Diamond Drilling - 750 metres thin wall BQ @ $70 (all in)	$52,500
Camp and support costs - 125 man days @ $60	$7,500
Assays - 150 @ $20	$3,000
Truck Rental/Fuel	$3,500
Field Supplies/Equipment Rental	$1,000
Report	$5,000
Subtotal	$91,750
10% Contingency	$9,175
Total	$100,925
say	$100,000

6.0  References

Cockfield, W.E. (1948): Geology and Mineral Deposits of the Nicola Map-Area, British Columbia. GSC Memoir 249.

Dawson, G.L. and Ray, G.E. (1988): Geology of the Pennask Mountain Area. BCEMPR Open File Map 1988-7.

Fairfield Minerals Ltd. (2000): Annual Information Form dated 21 June 2000. Filed via SEDAR.

Jones, A.G. (1959): Vernon map area, British Columbia. GSC Memoir 296. 186 pages

Journeay, J.M., Williams, S.P. and Wheeler, J.O. (2000): Tectonic assemblage Map, Kootenay Lake, British Columbia-Alberta-U.S.A.; GSC Open File 2948b, Scale 1:1,000,000

Meyers, R.E. & Taylor, W.A. (1989): Metallogenic Studies of the Lode gold-Silver occurrences in south-central British Columbia: A Progress Report (82E, 82L). in Geological Fieldwork 1988. BCMEMPR Paper 1989-1, pp.355-363.

Minfile BC: 092H

Moore, J.M., Pettipas, A., Meyers, R.E. and Hubner, T.B. (1990): Nicola Lake Region Geology and Mineral Deposits. BCEMPR Open File 1990-29.

Ray, G.E., Dawson, G.L. and Simpson, R. (1988): Geology, Geochemistry and Metallogenic Zoning in the Hedley Gold-Skarn Camp. BCEMPR Paper 1988-1, pp 59-80.

Rice, H.M.A. (1947): Geology and Mineral Deposits of the Princeton Map-Area, British Columbia. GSC Memoir 243.

Rowe, J.D. (1992): 1991 Geochemical Report on the King 1-8 Claims for Kingsvale Resources Ltd. Assessment Report 21922.

Rowe, J.D. (1992): 1991 Geochemical Report on the Pen Property for Fairfield Minerals Ltd. Assessment Report 22304.

7.0  Certificate

I, Stephen Kenwood, of Surrey, British Columbia hereby certify that:

  I am a Professional Geoscientist registered in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration No. 20447)

  I am a graduate of the University of British Columbia, with a B.Sc. in Geology (1987).

  I have been engaged in geological work continuously since 1987.

  The information in this report is based upon a review of unpublished and published reports and maps and on my personal knowledge of the area.

  I have no interest, directly or indirectly, in the Sunset Property, or any property within 10 kilometres of the Sunset property. I have no interest, directly or indirectly, in Eagle River Mining Corp. or it's securities nor do I expect to receive any interest in Eagle River Mining Corp.

  I grant permission to Eagle River Mining Corp. to use this report, or excerpts or summaries thereof, in a prospectus, offering memorandum or similar document to be filed in jurisdictions outside of Canada. This report may not be referred to for the purposes of filing a prospectus, offering memorandum or similar document within Canada, as it does not meet the requirements of NP-43-101.

Signed this 13th day of October, 2002.

_______________________
Stephen Kenwood, P. Geo.